August 16, 2018

Christa Davies
Chief Financial Officer
Aon plc
122 Leadenhall Street
London, England EC3V 4AN

       Re: Aon plc
           Form 10-K for the Year Ended December 31, 2017
           Filed February 20, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed July 27, 2018
           File No. 001-07933

Dear Ms. Davies:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30,2018

Notes to Condensed Consolidated Financial Statements (Unaudited)
3. Revenue from Contracts with Customers, page 12

1. Regarding your disclosures for revenue from contracts with customers, please tell us your consideration of disclosing the following:
        A more detailed description of your significant payment terms than a statement that they are consistent with current industry practices. See ASC 606-10-50-12b.
        For methods used to recognize revenue over time, a description of the output methods or input methods used and why the methods used provide a faithful depiction of the transfer of services with linkage to the type of revenue discussed in the sentences that
 Christa Davies
Aon plc
August 16, 2018
Page 2
             begin with either, "Revenue primarily includes...," or "Revenue consists primarily
             of..." See ASC 606-10-50-18.
             For performance obligations satisfied at a point in time, a description of the significant judgments made in determining when a customer obtains control over services promised by the Company with linkage to the type of revenue discussed in the sentences that begin with either, "Revenue primarily includes..." or "Revenue consists primarily of..." See ASC 606-10-50-19.
             For revenue lines Commercial Risk Solutions and Health Solutions, disclosures related to significant judgments in determining the transaction price for the revenues recorded
             "net of allowances for estimated policy cancellations" and "net of reserves for estimated cancellations", respectively. See ASC 606-10-50-17 and -20.
2. We note that you recognize certain revenues at a point in time and certain revenues over time. Please tell us your consideration of disaggregating revenues by this distinction.
         Refer to ASC 606-10-55-91f.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-
3679 with any questions.



FirstName LastNameChrista Davies                                Sincerely,
Comapany NameAon plc
                                                                Division of
Corporation Finance
August 16, 2018 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName